28 June 2011

The Board of Directors,
China-Biotics, Inc.
No.26 Orient Global Headquarter,
Lane118, Yonghe Road,
Zhabei District, Shanghai 200072

Dear Sirs,

RE : China-Biotics, Inc. (the "Company")
Form 8-K Disclosures regarding resignation of Independent Non-Executive Director and as Chairman of the Audit Committee of the Company

I refer to the draft Form 8-K dated 28 June 2011 prepared by the Company reporting my resignation as an independent non-executive director and as Chairman of the Audit Committee of the Company and agree with the disclosures made by the Company referred to therein.

Yours sincerely,

Yick Wing Fat, Simon (易永發)